R.G. BARRY CORPORATION

13405 Yarmouth Road N.W.

Pickerington, OH 43147

April 14, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dee Dee Hurst

Re:	R.G. Barry Corporation
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed September 11, 2013
File No. 001-08769

Ladies and Gentlemen:

Pursuant to recent discussions, including a telephone conference today, between Elizabeth Turrell Farrar, outside counsel for R.G. Barry Corporation (the “Company,” “we” or “our”) and Dee Dee Hurst, we confirm that we have received the comments of the Securities and Exchange Commission (the “Commission”) provided in the letter dated March 13, 2014 (the “Comment Letter”), from Tia L. Jenkins, Senior Assistant Chief Accountant of the Office of Beverages, Apparel, and Mining of the Commission, to José G. Ibarra, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013 (the “Fiscal 2013 Form 10-K”).

We appreciate your previously granting us an extension until April 14, 2014 to respond to the Commission’s Comment Letter. Although we had originally anticipated being in a position to submit our response by April 14, 2014, we appreciate your granting us a further extension to respond to the Commission’s Commenter Letter. We currently expect to submit our response to the Commission’s Comment Letter no later than April 18, 2014. As noted in our letter to the Commission under date of March 26, 2014, we plan on filing our Quarterly Report on Form 10-Q for the quarterly period ending March 29, 2014 (the “Form 10-Q”) on or before May 8, 2014, and plan on including disclosures in the Form 10-Q consistent with our response to the Commission’s Comment Letter with respect to the Fiscal 2013 Form 10-K.

Thank you for your time and consideration.

Very Truly Yours

R.G. Barry Corporation

By:	/s/ José G. Ibarra
José G. Ibarra
Senior Vice President – Finance and Chief Financial Officer